U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person:
 Shauna Chymboryk, 8714 South Glider Lane, Sandy, UT 84093

2.  Date of Event Requiring Statement (Month/Date/Year):
     12/1/99

3.  IRS or Social Security Number of Reporting Person (Voluntary):


4.  Issuer Name and Ticker or Trading Symbol:
                  ENG Enterprises, Inc.              EGEI

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Secretary

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X ) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:

2. Amount of Securities Beneficially Owned:  -0-

3. Ownership Form: Direct(D)or Indirect(I):  N/A

4.  Nature of Indirect Beneficial Ownership:

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ Shauna Chymboryk

Date: 12/14/99